                         LEVI STRAUSS ASSOCIATES INC.
 Levi's Plaza   1155 Battery Street   P.O. Box 7061   San Francisco, California
                      94120-7061            415/544-7008

                                                                  March 13, 1996

Dear Stockholder:

  This letter amends and supplements the Information Statement of Levi Strauss Associates Inc. (the "Information Statement") dated February 14, 1996, which was previously circulated to stockholders of the Company. Capitalized terms used in this letter without definition have the meanings given them in the Information Statement.

FAIRNESS OF THE MERGER

  Counsel to the Goldman family has indicated that, given the family's substantial disagreement with respect to the $265 per Share price to be paid in the Merger, members of the Goldman family presently intend to exercise dissenters' rights of appraisal in connection with the Merger. Dissenters' rights are described beginning at page 27 of the Information Statement. As described there, an appraisal proceeding can result in a price higher or lower than $265 per Share being paid with respect to dissenting shares.

  A total of approximately 6.6 million Class L Shares, or approximately 12% of the outstanding Shares, are held by Goldman family members and related trusts. It is not known which of the trusts or direct stockholders in the Goldman family will actually exercise dissenters' rights, or, as a result, how many Class L Shares, if any, would be involved in the appraisal proceeding. As described in "Background of the Merger" beginning at page 4 of the Information Statement, members of the Goldman family have expressed dissatisfaction with the proposed transactions, including the price proposed to be paid in the Merger.

  AS PREVIOUSLY DISCLOSED, HOLDINGS, MERGER SUB AND THE COMPANY, AND THEIR RESPECTIVE BOARDS OF DIRECTORS, AS WELL AS ROBERT D. HAAS AND PETER E. HAAS, SR. IN THEIR CAPACITIES AS PERSONS FILING THE SCHEDULE 13E-3, BELIEVE THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES (OTHER THAN THE CLASS L SHARES BEING CONTRIBUTED TO HOLDINGS).

  In making their respective determinations, the Boards of Directors of Holdings, Merger Sub and the Company, as well as Robert D. Haas and Peter E. Haas, Sr., considered and relied upon the factors considered by the Special Committee and enumerated under "SPECIAL FACTORS--Fairness of the Merger; Recommendations" on page 9 of the Information Statement. In light of the number and variety of such factors, the Boards of Directors of Holdings, Merger Sub and the Company, as well as Robert D. Haas and Peter E. Haas, Sr., did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, did not do so.

  The possible decision by members of the Goldman family to seek dissenters' rights does not affect the $265 price to be paid for all other Shares in the Merger.

NOVEMBER 1995 MORGAN STANLEY VALUATION

  As described in the Information Statement under "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB--Valuations of Shares," in recent years, the Company has generally obtained, twice a year, valuations of the Shares from Morgan Stanley. Morgan Stanley's most recent valuation, dated as of November 30, 1995 (the "November 30 Valuation"), valued the Shares at $189 per Share. Additional information about the November 30 Valuation appears below.

  In performing such valuations, Morgan Stanley is instructed to value the Shares at "fair market value," defined as the price at which the Shares would have traded, as of the valuation date, in a public market if such public market had existed, without giving effect to any acquisition or control value, or to a private market discount factor, and, with respect to the November 30 Valuation, without taking into account the possibility of the expected merger proposal.

  UNRELATED TO MORGAN STANLEY'S NOVEMBER 30 VALUATION, DILLON READ HAS PREVIOUSLY RENDERED AN OPINION TO THE SPECIAL COMMITTEE TO THE EFFECT THAT THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN CLASS L SHARES HELD BY OR TO BE REINVESTED IN HOLDINGS) IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW, AS OF THE DATE OF SUCH OPINION. THE COMPANY, HOLDINGS AND MERGER SUB BELIEVE THAT THE DILLON READ OPINION AND THE ANALYSES UNDERLYING SUCH OPINION--AND NOT MORGAN STANLEY'S NOVEMBER 30 VALUATION--IS THE MORE RELEVANT ANALYSIS REGARDING THE FAIRNESS OF THE MERGER CONSIDERATION. STOCKHOLDERS ARE URGED TO READ THE FOLLOWING INFORMATION CONCERNING THE NOVEMBER 30 VALUATION IN LIGHT OF THE FOREGOING, AND IN CONJUNCTION WITH THE OPINION OF DILLON READ AND THE DESCRIPTION OF DILLON READ'S ANALYSES SET FORTH IN THE INFORMATION STATEMENT.

  A copy of the Morgan Stanley financial analysis discussed below has been filed as an exhibit to the Schedule 13E-3 filed with the Commission with respect to the Merger, may be inspected and copied at the Commission as set forth in "AVAILABLE INFORMATION" and may be obtained by LSAI stockholders directly from LSAI at no charge.

  In connection with rendering its valuation opinion, Morgan Stanley: (1) reviewed the consolidated audited financial statements of LSAI for recent years and interim periods preceding November 30, 1995 and certain other relevant financial and operating data of LSAI made available from published sources and from the internal records of the Company; (2) reviewed financial projections and certain internal financial and operating information prepared by the management of LSAI relating to LSAI and its principal operating subsidiaries;
(3) discussed the business and prospects of LSAI and its operating subsidiaries with the senior management of LSAI; (4) compared the financial information relating to the Company's business with published financial information concerning certain companies whose businesses Morgan Stanley deemed to be comparable, in whole or in part, to those of the Company; (5) analyzed the market prices and trading characteristics of the common stock for recent periods up to November 30, 1995 of certain companies whose businesses Morgan Stanley deemed to be comparable, in whole or in part, to those of the Company;
(6) reviewed various securities analysts' reports and earnings projections regarding firms in the apparel industry and general apparel industry trends on or about November 30, 1995; (7) reviewed the condition of the public securities markets at November 30, 1995; (8) reviewed the current economic condition and prospects for the domestic economy and selected international economies; (9) reviewed the registration statement which relates to the Plans and the underlying Plan documents, as well as reviewed the terms of the Shares; (10) performed such other analyses and examinations and conducted such other discussions as Morgan Stanley deemed appropriate; and (11) discussed with internal Morgan Stanley experts the appropriateness of using projected versus historical LSAI statistics, certain economic assumptions and other questions relevant to specific Morgan Stanley experts.

  In connection with the foregoing, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of Morgan Stanley's valuation opinion. With respect to the financial projections provided to Morgan Stanley by the Company, Morgan Stanley assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of LSAI. In addition, Morgan Stanley's opinion is based on economic, monetary and market conditions existing on the date thereof.

  Modifications to Projections. In connection with its valuation analysis, Morgan Stanley made certain modifications to LSAI management's financial projections based on due diligence performed by Morgan

Stanley. Morgan Stanley considered a variety of factors that related to management's historical projections. Specifically, for 1996, Morgan Stanley added back to net income certain portions of the Customer Service Supply Chain
(CSSC) one-time transitional expenses which were considered to be non-recurring events that should not affect valuation. For 1996, Morgan Stanley modified management's projections by altering assumptions as to two operating measures: higher sales volumes and lower operating expenses for Levi Strauss North America and Levi Strauss International, divisions of the Company. Overall, Morgan Stanley added $125 million in pre-tax earnings ($114 million in net earnings) to management's 1996 earnings estimates. Reference is made to the Morgan Stanley financial analysis included as an exhibit to the Schedule 13E-3 for a more detailed summary of Morgan Stanley's modifications of management's projections.

  In rendering its opinion, Morgan Stanley utilized the valuation method summarized below.

  Comparable Company Trading Analysis. Morgan Stanley identified seven public apparel companies which Morgan Stanley deemed most similar to the Company: VF Corp.; Nike, Inc.; GAP Inc.; Russell Corporation; Liz Claiborne Inc.; Fruit of the Loom Inc. ("Fruit of the Loom"); and Reebok International Ltd. ("Reebok"). Using publicly available information, Morgan Stanley analyzed, based upon market trading values, multiples of certain financial criteria (such as net income; projected net income, which had been modified as described above; latest twelve months' book value; latest twelve months' cash flow; 1996 revenues; latest twelve months' and 1996 EBITDA; and latest twelve months' and 1996 EBIT) used to value the public apparel companies which Morgan Stanley had identified as comparable to the Company for the purpose of this analysis.

  Applying such financial multiples of earnings used to value the comparable companies to the Company's 1995 net income, estimated 1996 net income and adjusted estimated 1996 net income, Morgan Stanley calculated a value of $189 per Share. Morgan Stanley then compared the ratios of the comparable companies (based on the financial criteria listed above) to the ratios for the Company at $189 per Share.

  The range and average for market capitalization as a multiple of each of the indicated statistics for the comparable companies (other than Reebok) were as follows: (a) latest twelve months' earnings--12.9x to 29.0x, with an average of 19.8x; (b) estimated calendar 1995 earnings (median estimates computed by I/B/E/S)--12.7x to 20.2x, with an average of 17.8x; (c) I/B/E/S estimated calendar 1996 earnings--11.2x to 17.5x, with an average of 14.5x; (d) latest twelve months' book value--1.2x to 4.6x, with an average of 2.6x and (e) latest twelve months' cash flow--6.5x to 16.4x, with an average of 11.4x. At $189 per Share, the comparable ratios for LSAI are: (a) 15.9x latest twelve months' earnings; (b) 15.9x estimated calendar 1995 earnings; (c) 15.0x estimated 1996 earnings; (d) 4.4x latest twelve months' book value; and (e) 13.7x latest twelve months' cash flow.

  The range and average for "aggregate value" (equivalent to market capitalization plus net debt) as a multiple of each of the indicated statistics for the comparable companies (other than Reebok) were as follows: (a) estimated 1996 revenues--0.7x to 1.3x, with an average of 1.1x; (b) latest twelve months' EBITDA-- 6.2x to 9.8x, with an average of 8.2x; (c) Morgan Stanley Research (Value Line, in the case of Fruit of the Loom) estimated calendar 1996 EBITDA-- 5.6x to 7.3x, with an average of 6.4x; (d) latest twelve months' EBIT--8.1x to 13.4x, with an average of 11.0x; and (e) Morgan Stanley Research (Value Line, in the case of Fruit of the Loom) estimated calendar 1996 EBIT--7.2x to 9.9x, with an average of 9.1x. At $189 per Share, the comparable ratios for LSAI are:
(a) 1.2x estimated 1996 sales; (b) 8.2x latest twelve months' EBITDA; (c) 8.1x estimated 1996 EBITDA; (d) 9.1x latest twelve months' EBIT; and (e) 9.0x estimated 1996 EBIT.

  The I/B/E/S estimates described in the preceding two paragraphs were adjusted by Morgan Stanley to a November year end. Due to Morgan Stanley's belief that unusual short term circumstances relating to Reebok's management and operations have severely affected multiples for Reebok, Reebok was excluded from the averages computed by Morgan Stanley.

  The summary set forth above does not purport to be a complete description of Morgan Stanley's opinion or the analyses performed and factors considered by Morgan Stanley in connection therewith. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses and other factors considered by it, without considering all factors and analyses, could create a misleading view of the processes underlying its opinion. Morgan Stanley did not quantify the effect of each factor upon its opinion, although Morgan Stanley stated that, in its opinion in the current market environment, profitable companies like the Company are valued primarily on the basis of projected earnings. Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's and Morgan Stanley's control. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. Because such estimates inherently are subject to uncertainty, neither Morgan Stanley nor any other person assumes responsibility for their accuracy. In rendering its opinion relating to the November 30 Valuation, Morgan Stanley expressed no view and does not now express a view, as to the fairness of the Merger Consideration.

  The Company has selected Morgan Stanley to perform valuations of the Shares, such as the November 30 Valuation, because Morgan Stanley is a nationally recognized investment banking firm with substantial experience in valuing the securities of public and private entities.

FINANCING OF THE MERGER

  As described in the Information Statement, Holdings expects to obtain a portion of the funds required to pay the Merger Consideration through a credit agreement with one or more banks or other lending institutions. Holdings expects that the borrowing facility will take the form of a five-year revolving credit facility to which Holdings, the Company, and LS&CO. will be parties. Borrowings under the facility are expected to bear interest, at the borrowers' option, at one or more of the following rates: (1) the higher of (a) the publicly announced "Reference Rate" by the lead bank under the facility or (b) the "Federal Funds" rate plus 0.50%; (2) the LIBOR (London Interbank Offered
Rate) 1, 2, 3, 6, or 9 month rates for offshore dollar and Eurocurrency deposits, plus margins ranging up to 50 basis points (0.50%) (depending upon a defined earnings-to-interest expense ratio and/or the commercial paper rating of the borrowers); or (3) rates determined by a competitive auction process in which various lending institutions under the bank facility may "bid" by offering a rate. Amounts owed under the bank facility are expected to be repaid with cash generated from operations.

                                   *  *  *  *

  It is presently expected that the Merger will be consummated on schedule, by mid-April, 1996.

                                          Very truly yours,

                                          Levi Strauss Associates Inc.